Exhibit (b)(3)

28 August, 2012

BGI Shenzhen

Main Building, Beishan Industrial Zone, Yantian District, Shenzhen 518083, China

Attention:	Wang Jun
Chief Executive Officer

COMMITMENT LETTER

Ladies and Gentlemen:

You have advised us that BGI Shenzhen (the “Company”) desires to set up a $75,000,000 project financing (the “Facility”), the proceeds of which would be used by a wholly owned subsidiary of the Company (the “Purchaser”) to finance acquisition of Gamma pursuant to an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”) to be entered into among the Company, the Purchaser and Gamma, whereby the Purchaser will commence a tender offer (the “Offer”) to purchase at least a majority (on a fully diluted basis) of the issued and outstanding shares of common stock, par value $0.001 of Gamma (“Gamma Common Stock”), and, following the Acceptance Time, will subsequently acquire the remaining outstanding shares of Gamma Common Stock pursuant to a merger of the Purchaser with and into Gamma (the “Merger”), in each case for a purchase price equal to $3.15 for each share of Gamma Common Stock, payable net to the sellers in cash without interest (such aggregate consideration payable in the Offer and the Merger, the “Purchase Price ). Each capitalized term used and not defined herein shall have the meaning ascribed thereto in the Merger Agreement.

In connection with the foregoing, Import and Export Bank of China (the “Bank”) is pleased to advise you of its commitment to provide the company the Facility subject to certain terms to be agreed by the Bank and the Company.

Section 1. Confidentiality

Both Parties agree that this letter is provided to the Company and Gamma solely in connection with the Offer and the Merger, and both the existence and terms of this letter shall be kept confidential, except that this letter may be disclosed (i) to the extent required by Applicable Law, the applicable rules of any securities exchange or in connection with any filing with the United States Securities and Exchange Commission relating to the Offer and the Merger or (ii) to Gamma’s, the Company’s or the Bank’s officers, directors, employees, accountants, attorneys and other advisors, agents and representatives on a confidential and “need to know” basis in connection with the Offer, the Merger or the other transactions contemplated hereby. The obligations hereunder of the Parties with respect to confidentiality and nondisclosure shall survive the expiration or termination of this letter.

Section 2. Commitment.

2.1 The Bank hereby commits (the “Commitment”), that, at or prior to the Acceptance Time, it shall grant the Facility on certain terms to be agreed by the Bank and the Company solely in order to (a) fund a portion of the Purchase Price and the other amounts required to be paid by the Purchaser pursuant to the Merger Agreement, and (b) pay all other fees and expenses required to be paid by the Purchaser pursuant to the Merger Agreement.

2.2 The Commitment shall be subject only to (a) the execution and delivery of the Merger Agreement by Company and/or the Purchaser, (b) the satisfaction or waiver of each of the conditions to the Offer set forth in Annex I of the Merger Agreement (other than any conditions that by their nature are to be satisfied at the Acceptance Time, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions) and (c) the terms to be agreed by the Bank and the Company in respect of the Facility. The Company and Bank shall endeavor to negotiate a facility agreement (the “Facility Agreement”) before the Offer closes.

Section 3. Termination.

The obligation of the Bank under or in connection with this letter will terminate automatically and immediately upon the earliest to occur of (a) execution of a Facility Agreement; (b) the termination of the Merger Agreement pursuant to its terms; or (c) immediately following the Acceptance Time so long as the Bank has fully funded its Commitment to the Company and/or Purchaser provided for hereunder at or prior to the Acceptance Time.

Section 4. Amendments; Assignment

No amendment, modification or waiver in respect of this letter shall be effective unless it shall be in writing and signed by each of the Bank and the Company. This letter and the rights and obligations hereunder shall not be assignable or transferable by the Bank or the Company without the prior written consent of the other Parties.

Section 5. Governing Law, Etc.

The Company shall not assign or transfer any of its rights or obligations under this letter without the prior written consent of the Bank. This letter is governed by the laws of the People’s Republic of China. If you agree to the above, please sign, date and return to the Bank a copy of this letter before the close of business of [date] failing which this letter shall be of no further effect. Should you have any questions arising from this letter, please feel free to contact any of the undersigned.

Very truly yours,

The Export-Import Bank of China

By
Name:	Wang Jun
Title:	Vice President of Shenzhen Branch

ACCEPTED AND AGREED
on 31 August, 2012

BGI Shenzhen

By
	Name:	Wang Jun
	Title:	Chief Executive Office

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